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                                     Form N-18F-1


                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549

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          NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1 UNDER THE
          INVESTMENT COMPANY ACT OF 1940
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                                  The Galaxy Fund
                              ------------------------
                              Exact Name of Registrant

     The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to paying in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

     Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the City of Westborough and the Commonwealth of Massachusetts on the 4th day of March, 1999.




                                        THE GALAXY FUND


                                        By: /s/ William Greilich
                                           ---------------------
                                           Vice President


Attest: /s/ W. Bruce McConnel, III
       ----------------------------
       Secretary